NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

December 18, 2023

Via EDGAR

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:
Jeff Gordon Andrew Blume Sarah Sidwell Asia Timmons-Pierce

Re:	Pono Capital Three, Inc. Amendment No. 3 to Registration Statement on Form S-4 Filed on November 20, 2023 File No. 333-274502

Ladies and Gentlemen:

On behalf of Pono Capital Three, Inc. (the “Company”), we are hereby responding to the letter dated December 15, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 3 to Registration Statement on Form S-4 filed on December 12, 2023 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 4 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of each of the Staff’s comments, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Amendment No. 3 to Registration Statement on Form S-4 filed on December 12, 2023

General

1.	We note your response to prior comment two. Please revise the table on page 29 to reflect, if true, that the 9,428,283 shares owned by Horizon shareholders includes the shares issuable upon conversion of the Horizon Convertible Promissory Notes

Response: The Company has revised the disclosure on page 29 of the Amended Registration Statement as requested to reflect that the 9,428,283 shares owned by Horizon shareholders includes the shares issuable upon conversion of the Horizon Convertible Promissory Notes.

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Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ E. Peter Strand
E. Peter Strand

cc:	Davin Kazama, Pono Capital Three, Inc.
Gary Miyashiro, Pono Capital Three, Inc.

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